FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of May, 2002
                                          -----------

                               Trimark Energy Ltd.
                 (Translation of registrant's name into English)

                                     0-30196
                                    ---------
                                  (File Number)

      1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
     -----------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F   X     Form 40-F
                                   -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes         No    X
                                               -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
                        Rule 12g3-2(b): 82-______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Trimark Energy Ltd.
                                       ----------------------------------------
                                       (Registrant)

Date   May 29, 2002                  By  /s/ "Nick DeMare"
       -----------------               ----------------------------------------
                                       Nick DeMare, Director
                                       (Signature)*

     *Print the name and title of the signing officer under his signature.


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                               TRIMARK ENERGY LTD.

                      #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                    Tel: (604) 685-9316 o Fax: (604) 683-1585
                 TSX Venture Symbol: TRK.V o OTCBB Symbol: TRKEF

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NEWS RELEASE                                                        MAY 29, 2002

                             East Lost Hills Update

An agreement in principle has been reached between the Company and the operator of the East Lost Hills Joint Venture (the "Operator"), the result of which is that testing of the East Lost Hills #4 and #9 wells can proceed. The Operator had refused to proceed with testing until an agreement was reached.

Formal documentation to implement the agreement in principle is being prepared. The principal intent of the agreement is that the Company's share of drilling, testing and completion costs for the ELH #4 and #9 wells will be paid by the Operator and in return the Operator will assume the Company's working interest in these wells until 300% of the costs are recovered from revenues from each respective well. The Company is awaiting receipt of formal documentation from the Operator in order to finalize the agreement in principle.


ON BEHALF OF THE BOARD

/s/ "Nick DeMare"
----------------------
Nick DeMare, Director


Except for the historical statements contained herein, this news release presents forward-looking statements that involve risks and uncertainties. Although the management and officers of Trimark Energy Ltd. believe that the expectations reflected in such forward- looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the oil and gas industry, the price of oil and gas, currency fluctuations, and other risks detailed from time to time in the company's periodic reports filed with the British Columbia Securities Commission and the United States Securities and Exchange Commission. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.


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